ArcelorMittal reports second quarter 2018 and half year 2018 results

Luxembourg, August 1, 2018 - ArcelorMittal (referred to as “ArcelorMittal” or the “Company”) (MT (New York, Amsterdam, Paris, Luxembourg), MTS (Madrid)), the world’s leading integrated steel and mining company, today announced results1 for the three-month and six-month periods ended June 30, 2018.

Highlights:
•	Health and safety: LTIF rate of 0.71x in 2Q 2018; 1H 2018 LTIF of 0.67x vs. 0.78x 1H 2017
•	Operating income of $2.4 billion in 2Q 2018; 1H 2018 operating income of $3.9 billion, 32.5% higher YoY
•	EBITDA of $3.1 billion in 2Q 2018, 22.3% higher vs. 1Q 2018; 1H 2018 EBITDA of $5.6 billion, 28.6% higher YoY
•	Net income of $1.9 billion in 2Q 2018, 56.4% higher vs. 1Q 2018; 1H 2018 net income of $3.1 billion, +31.5% YoY
•	Steel shipments of 21.8Mt in 2Q 2018, +1.8% vs. 1Q 2018; 1H 2018 steel shipments of 43.1Mt, up 1.3% YoY
•	2Q 2018 iron ore shipments of 14.6Mt, of which 10.0Mt shipped at market prices (+5.4% YoY)
•	Gross debt of $13.5 billion as of June 30, 2018. Net debt decreased to $10.5 billion as of June 30, 2018, as compared to $11.1 billion as of March 31, 2018, despite further $1.2 billion working capital investment.

Strategic progress in 1H 2018:

•	Balance sheet:
–	ArcelorMittal has achieved its financial priority of an investment grade credit rating following upgrades from all 3 credit rating agencies in 2018 (S&P in February, Moody’s in June and Fitch in July);
–	Deleveraging remains the Group’s priority and, in the absence of further working capital investment, progress towards $6 billion net debt target should accelerate
•	Structural improvement:
–	The Group’s strategy to drive structurally higher returns through the delivery of Action 2020 continues; we now operate from a more efficient, resized footprint in Europe utilising enhanced digitalization of operations to drive productivity improvements and support maintenance excellence;
–	Strategic investments continue in line with the continuous shift towards higher added value products including increased ultra-high strength steel capabilities at Gent/Liege (commissioned); investing in high-return opportunities such as the ongoing Mexico hot strip mill project;
–	Votorantim acquisition completed with integration underway to secure our position as the leading long product producer in Brazil; European Commission anti-trust approval received for the acquisition of Ilva
•	Industry leadership:
–	ArcelorMittal’s pioneering new installation at Gent, Belgium, to apply LanzaTech carbon capture and utilisation technology to convert carbon-containing gas from blast furnaces into bioethanol reflecting our position as the industry leader as well as the supplier-awards received from Honda, General Motors and Ford during 1H 2018;
–	The Group’s ability to leverage its R&D capabilities is exemplified through the launch of Steligence®, ArcelorMittal's new concept for the use of steel in construction, which will facilitate the next generation of high performance buildings and construction techniques and create a more sustainable life-cycle for buildings
•	Shareholders returns:
–	ArcelorMittal resumed dividends in May 2018 and bought-back $0.2 billion of shares in March 2018;
–	The Company is committed to increase shareholders returns once the Group’s net debt target is achieved

2Q 2018 Earnings release 310718 Final

Financial highlights (on the basis of IFRS1):

(USDm) unless otherwise shown	2Q 18	1Q 18	2Q 17	1H 18	1H 17
Sales	19,998	19,186	17,244	39,184	33,330
Operating income	2,361	1,569	1,390	3,930	2,966
Net income attributable to equity holders of the parent	1,865	1,192	1,322	3,057	2,324
Basic earnings per share (US$)[2]	1.84	1.17	1.30	3.01	2.28

Operating income/ tonne (US$/t)	109	73	65	91	70
EBITDA	3,073	2,512	2,112	5,585	4,343
EBITDA/ tonne (US$/t)	141	118	98	130	102
Steel-only EBITDA/ tonne (US$/t)	127	101	83	114	83

Crude steel production (Mt)	23.2	23.3	23.2	46.5	46.8
Steel shipments (Mt)	21.8	21.3	21.5	43.1	42.5
Own iron ore production (Mt)	14.5	14.6	14.7	29.1	28.7
Iron ore shipped at market price (Mt)	10.0	9.1	9.5	19.1	18.1

Commenting, Mr. Lakshmi N. Mittal, ArcelorMittal Chairman and CEO, said:

“This is an encouraging set of results reflecting the structural improvements in both the global steel industry due to supply reform dynamics and within ArcelorMittal as a result of Action 2020. The significant improvement in our balance sheet and earnings outlook has been recognised by the main credit agencies and the Company has achieved its stated aim of regaining its investment grade credit rating.

The outlook for the second half of the year is encouraging as we anticipate current favourable market conditions continuing and are well positioned to capitalise on this from our leadership position across many key markets. We believe improvements in underlying industry fundamentals are sustainable, although there is still more to be done to thoroughly address the issue of global overcapacity. We will retain a deleveraging bias, whilst also pursuing selective opportunities to strengthen the foundations of sustainable value creation.”

2Q 2018 Earnings release 310718 Final

Sustainable development and safety performance

Health and safety - Own personnel and contractors lost time injury frequency rate

Health and safety performance, based on own personnel figures and contractors lost time injury frequency (LTIF) rate was 0.71x in the second quarter of 2018 (“2Q 2018”) as compared to 0.62x for the first quarter of 2018 (“1Q 2018”) and 0.72x for the second quarter of 2017 (“2Q 2017”).

Health and safety performance improved to 0.67x in the first six months of 2018 (“1H 2018”) as compared to 0.78x for the first six months of 2017 (“1H 2017”).

The Company’s efforts to improve its Health and Safety record remain focused on both further reducing the rate of severe injuries and preventing fatalities.

Own personnel and contractors - Frequency rate

Lost time injury frequency rate	2Q 18	1Q 18	2Q 17	1H 18	1H 17
Mining	0.62	0.34	0.58	0.53	0.58
NAFTA	0.64	0.39	0.51	0.52	0.75
Brazil	0.35	0.41	0.37	0.36	0.40
Europe	1.02	0.77	1.08	0.92	1.15
ACIS	0.52	0.79	0.62	0.64	0.52
Total Steel	0.72	0.66	0.75	0.69	0.81
Total (Steel and Mining)	0.71	0.62	0.72	0.67	0.78

Key sustainable development highlights for 2Q 2018:

•	Launch of Steligence®, ArcelorMittal’s new concept for the use of steel in construction, which will facilitate the next generation of high performance buildings and construction techniques and create a more sustainable life-cycle for buildings.

•	Successful completion of pre-audits at our Atlantique-Lorraine steel business against the draft Responsible Steel standards, preparing us for the future implementation of this scheme designed to provide our customers with reassurance about the sustainability standards in their supply chains.

•	Construction of new premises at Gent, Belgium, to house a new low-carbon technology installation to convert carbon-containing gas from the blast furnace into bioethanol, pioneered by Chicago-based company, LanzaTech, with whom ArcelorMittal has entered into a long-term partnership. The new concept has the potential to revolutionise blast furnace carbon emissions capture and support the decarbonisation of the transport sector. This investment has an estimated cost of €150 million. Commissioning and first production is expected by mid-2020.

2Q 2018 Earnings release 310718 Final

Analysis of results for the six months ended June 30, 2018 versus results for the six months ended June 30, 2017

Total steel shipments for 1H 2018 were 43.1 million metric tonnes representing an increase of 1.3% as compared to 1H 2017, primarily due to higher steel shipments in Brazil (+9.6%), NAFTA (+3.0%), and Europe (+2.6%) offset by ACIS (-6.1%) (impacted by planned and unplanned maintenance in Ukraine).

Sales for 1H 2018 increased by 17.6% to $39.2 billion as compared with $33.3 billion for 1H 2017, primarily due to higher average steel selling prices (+16.7%) and higher steel shipments (+1.3%).

Depreciation of $1.4 billion for 1H 2018 was higher as compared with $1.3 billion in 1H 2017. FY 2018 depreciation is expected to be approximately $2.9 billion (based on current exchange rates).

Impairment charges for 1H 2018 were $86 million related to the agreed remedy package required for the approval of the Votorantim acquisition3. Impairment charges for 1H 2017 were $46 million in South Africa.

Exceptional charges for 1H 2018 were $146 million related to a provision taken in respect of a case that has now been settled4. Exceptional charges for 1H 2017 were nil.

Operating income for 1H 2018 was higher at $3.9 billion as compared to $3.0 billion in 1H 2017 driven by improved operating conditions. Operating results for 1H 2018 and 1H 2017 were impacted by impairment and exceptional charges as discussed above.

Income from associates, joint ventures and other investments for 1H 2018 was $242 million as compared to $206 million for 1H 2017. Performance of a Chinese investee improved in 1H 2018 as compared to 1H 2017, offset in part by $132 million impairment of ArcelorMittal’s investment in Macsteel (South Africa) following the announced sale of its 50% stake in May 2018. Upon closing of the transaction, the charge is expected to be offset by currency translation gains. Income from investments in associates, joint ventures and other investments in 1H 2018 and 1H 2017 include the annual dividend income from Erdemir of $87 million and $45 million, respectively.

Net interest expense was lower at $323 million in 1H 2018, as compared to $430 million in 1H 2017, driven by debt repayment and lower cost of debt. The Company expects full year 2018 net interest expense of approximately $0.6 billion reflecting the benefits of liability management exercises completed in 2017.

Foreign exchange and other net financing losses were $564 million for 1H 2018 as compared to gains of $77 million for 1H 2017. Foreign exchange losses for 1H 2018 were $237 million as compared to foreign exchange gains of $282 million in 1H 2017, primarily related to the effect of the depreciation of the U.S. dollar against the euro on the Company's euro denominated debt up until April 1, 20185. 1H 2017 includes non-cash mark-to-market gains on derivatives (primarily mandatory convertible bonds call option) totalling $0.3 billion offset by $159 million premium expense on the early redemption of bonds.

ArcelorMittal recorded an income tax expense of $184 million for 1H 2018 as compared to an income tax expense of $480 million for 1H 2017. The deferred tax benefit of $340 million in 1H 2018 is the result of recording a deferred tax asset primarily due to the expectation of higher future profits mainly in Luxembourg, following the share capital conversion.

ArcelorMittal’s net income for 1H 2018 was $3.1 billion, or $3.01 basic earnings per share, as compared to a net income in 1H 2017 of $2.3 billion, or $2.28 basic earnings per share.

Analysis of results for 2Q 2018 versus 1Q 2018 and 2Q 2017

Total steel shipments in 2Q 2018 were 1.8% higher at 21.8Mt as compared with 21.3Mt for 1Q 2018 primarily due to higher steel shipments in Brazil (+14%) (including the positive scope effect of the Votorantim acquisition net of divestments (+0.2Mt), offset by adverse impact from a nationwide truck strike (0.1Mt)), NAFTA (+4.4%) and ACIS (+1.0%) (despite negative impact of unplanned maintenance in Ukraine), offset in part by lower steel shipments in Europe (-1.7%). Total steel shipments in 2Q 2018 were 1.2% higher as compared with 21.5Mt for 2Q 2017 primarily due to higher steel shipments in Brazil (+8%) and NAFTA (+7.1%), marginally higher shipments in Europe (+0.5%) offset in part by lower shipments in ACIS (-6.1%) on account of unplanned maintenance.

Sales in 2Q 2018 were $20 billion as compared to $19.2 billion for 1Q 2018 and $17.2 billion for 2Q 2017. Sales in 2Q 2018 were 4.2% higher as compared to 1Q 2018 primarily due to higher average steel selling prices (+2.1%), higher steel shipments (+1.8%), and higher market-priced iron ore shipments (+9.3%), offset in part by lower seaborne iron ore reference prices (-11.3%). Sales in 2Q 2018 were 16% higher as compared to 2Q 2017 primarily due to higher average steel selling prices (+15.2%), higher steel shipments (+1.2%), higher market-priced iron ore shipments (+5.4%) and higher seaborne iron ore reference prices (+4.9%).

2Q 2018 Earnings release 310718 Final

Depreciation for 2Q 2018 was stable at $712 million as compared to $711 million for 1Q 2018. Depreciation was higher in 2Q 2018 as compared to $676 million in 2Q 2017 primarily due to depreciation of the US dollar against the Euro.

Impairment charges for 2Q 2018 were nil. Impairment charges for 1Q 2018 were $86 million related to the agreed remedy package required for the approval of the Votorantim acquisition. Impairment charges for 2Q 2017 were $46 million in South Africa.

Exceptional charges for 2Q 2018 and 2Q 2017 were nil. Exceptional charges for 1Q 2018 were $146 million related to a provision taken in respect of a case that has now been settled.

Operating income for 2Q 2018 was $2.4 billion as compared to $1.6 billion in 1Q 2018 and $1.4 billion in 2Q 2017. Operating income for 1Q 2018 was impacted by impairments and exceptional charges as discussed above.

Income from associates, joint ventures and other investments for 2Q 2018 was $30 million as compared to $212 million for 1Q 2018. 2Q 2018 was positively impacted by improvement in operating gains mainly in a Chinese investee and Calvert offset by a $132 million impairment of ArcelorMittal’s investment in Macsteel (South Africa) following the announced sale of its 50% stake in May 2018. Upon closing of the transaction, the charge is expected to be offset by currency translation gains. 1Q 2018 included the annual dividend declared by Erdemir ($87 million). Income from associates, joint ventures and other investments for 2Q 2017 was $120 million.

Net interest expense in 2Q 2018 was $159 million as compared to $164 million in 1Q 2018 and $207 million in 2Q 2017. Net interest expense was lower in 2Q 2018 as compared to 2Q 2017, primarily due to debt repayments and lower cost of debt.

Foreign exchange and other net financing losses in 2Q 2018 were $390 million as compared to losses of $174 million for 1Q 2018 and gains of $210 million in 2Q 2017. Foreign exchange losses for 2Q 2018 of $309 million compared to a foreign exchange gain of $72 million in 1Q 2018. Following the share capital conversion5 , the Company reversed in 2Q 2018 a foreign exchange gain of $206 million recognized in 1Q 2018 in respect of the deferred tax asset. As of April 1, 2018, the Company’s statement of operations no longer has foreign exchange exposure to the euro denominated debt, which in 1Q 2018, amounted to $163 million loss. 2Q 2018 includes non-cash mark-to-market gains of $91 million related to mandatory convertible bonds call option (following the market price variations of the underlying shares) as compared to non-cash mark to market losses of $35 million in 1Q 2018 and a gain of $150 million in 2Q 2017. For 2Q 2017 a foreign exchange gain of $247 million was recorded mainly on account of a 6.7% depreciation of the USD against the Euro.

ArcelorMittal recorded an income tax benefit of $19 million for 2Q 2018 as compared to an income tax expense of $203 million for 1Q 2018 and an income tax expense of $197 million in 2Q 2017. The tax benefit of 2Q 2018 is the result of recording a deferred tax asset primarily due to expectation of higher future profits mainly in Luxembourg, following the share capital conversion.

ArcelorMittal recorded a net income for 2Q 2018 of $1,865 million, or $1.84 basic earnings per share, as compared to a net income for 1Q 2018 of $1,192 million, or $1.17 basic earnings per share, and a net income for 2Q 2017 of $1,322 million, or $1.30 basic earnings per share.

2Q 2018 Earnings release 310718 Final

Analysis of segment operations

NAFTA

(USDm) unless otherwise shown	2Q 18	1Q 18	2Q 17	1H 18	1H 17
Sales	5,356	4,752	4,607	10,108	9,065
Operating income	660	308	378	968	774
Depreciation	(131)	(132)	(128)	(263)	(256)
EBITDA	791	440	506	1,231	1,030
Crude steel production (kt)	5,946	5,864	5,762	11,810	11,978
Steel shipments (kt)	5,803	5,559	5,419	11,362	11,029
Average steel selling price (US$/t)	853	779	760	817	739

NAFTA segment crude steel production increased by 1.4% to 5.9Mt in 2Q 2018 as compared to 1Q 2018.

Steel shipments in 2Q 2018 increased by 4.4% to 5.8Mt as compared to 5.6Mt in 1Q 2018, driven primarily by improved market demand in the US.

Sales in 2Q 2018 increased by 12.7% to $5.4 billion as compared to $4.8 billion in 1Q 2018, primarily due to higher steel shipment volumes as discussed above, and higher average steel selling prices +9.4% (for both flat products +10.0% and long products +7.9%).

Operating income in 2Q 2018 of $660 million was significantly higher as compared to $308 million in 1Q 2018 and $378 million in 2Q 2017.

EBITDA in 2Q 2018 increased by 79.8% to $791 million as compared to $440 million in 1Q 2018 primarily due to significant positive price-cost effect driven by higher average steel selling prices (+9.4%) and higher steel shipment volumes (+4.4%). EBITDA in 2Q 2018 increased by 56.3% as compared to $506 million in 2Q 2017 primarily due to a significant positive price-cost impact and higher steel shipments (+7.1%).

Brazil

(USDm) unless otherwise shown	2Q 18	1Q 18	2Q 17	1H 18	1H 17
Sales	2,191	1,988	1,834	4,179	3,444
Operating income	369	215	128	584	303
Depreciation	(74)	(69)	(73)	(143)	(144)
Impairment	-	(86)	-	(86)	-
EBITDA	443	370	201	813	447
Crude steel production (kt)	3,114	2,801	2,714	5,915	5,424
Steel shipments (kt)	2,831	2,483	2,622	5,314	4,848
Average steel selling price (US$/t)	728	752	655	739	666

Brazil segment crude steel production increased by 11.1% to 3.1Mt in 2Q 2018 as compared to 2.8Mt in 1Q 2018 primarily due to an increase in long products resulting from the integration of Votorantim.

Steel shipments in 2Q 2018 increased by 14.0% to 2.8Mt as compared to 2.5Mt in 1Q 2018, primarily due to a seasonal increase in flat product steel shipments (primarily export) and long products. 2Q 2018 steel shipments were positively impacted by the scope effect of the Votorantim acquisition net of divestments (+0.2Mt), and adversely impacted by a nationwide truck strike (0.1Mt).

Sales in 2Q 2018 increased by 10.2% to $2.2 billion as compared to $2.0 billion in 1Q 2018, due to higher steel shipments (+14.0%), offset in part by lower average steel selling prices -3.2% (primarily due to currency effects as local currency prices increased by 6.3%).

Operating income in 2Q 2018 was higher at $369 million as compared to $215 million in 1Q 2018 and higher than $128 million in 2Q 2017. Operating income in 1Q 2018 was impacted by impairment of $86 million (Cariacica and Itaúna industrial plants in Brazil) related to the agreed remedy package required for the approval of the Votorantim acquisition.

2Q 2018 Earnings release 310718 Final

EBITDA in 2Q 2018 increased by 19.9% to $443 million as compared to $370 million in 1Q 2018 due to a positive price-cost effect and higher steel shipment volumes. EBITDA in 2Q 2018 was 120.1% higher as compared to $201 million in 2Q 2017 due to positive price-cost effect driven by improved market demand.

Europe

(USDm) unless otherwise shown	2Q 18	1Q 18	2Q 17	1H 18	1H 17
Sales	10,527	10,641	9,180	21,168	17,402
Operating income	853	580	652	1,433	1,288
Depreciation	(292)	(318)	(290)	(610)	(563)
Exceptional charges	-	(146)	-	(146)	-
EBITDA	1,145	1,044	942	2,189	1,851
Crude steel production (kt)	11,026	11,246	10,997	22,272	22,209
Steel shipments (kt)	10,516	10,697	10,466	21,213	20,674
Average steel selling price (US$/t)	800	801	698	800	674

Europe segment crude steel production decreased by 2.0% to 11.0Mt in 2Q 2018 as compared to 11.2Mt in 1Q 2018 primarily on account of the impact of floods in Asturias, Spain and blast furnace reline in ArcelorMittal Zenica, Bosnia.

Steel shipments in 2Q 2018 decreased by 1.7% to 10.5Mt as compared to 10.7Mt in 1Q 2018, primarily on account of floods in Asturias, Spain and the impact from rail strikes in France.

Sales in 2Q 2018 were $10.5 billion, 1.1% lower as compared to $10.6 billion in 1Q 2018, with lower steel shipments, as discussed above. Selling prices in local euro currency increased by 3.1%.

Operating income in 2Q 2018 was higher at $853 million as compared to $580 million in 1Q 2018 and $652 million in 2Q 2017. Operating income in 1Q 2018 was impacted by exceptional charges of $146 million related to a provision taken in respect of a case that has now been settled.

EBITDA in 2Q 2018 increased by 9.6% to $1,145 million as compared to $1,044 million in 1Q 2018 primarily due to a positive price-cost effect offset in part by lower steel shipment volumes and foreign exchange translation impact. EBITDA in 2Q 2018 improved by 21.6% as compared to 2Q 2017 primarily due to positive price-cost effect and foreign exchange translation impact.

ACIS

(USDm) unless otherwise shown	2Q 18	1Q 18	2Q 17	1H 18	1H 17
Sales	2,129	2,080	1,834	4,209	3,641
Operating income	312	290	51	602	167
Depreciation	(85)	(73)	(77)	(158)	(152)
Impairment	-	-	(46)	-	(46)
EBITDA	397	363	174	760	365
Crude steel production (kt)	3,087	3,400	3,685	6,487	7,177
Steel shipments (kt)	3,057	3,029	3,257	6,086	6,478
Average steel selling price (US$/t)	621	610	499	616	500

ACIS segment crude steel production in 2Q 2018 decreased by 9.2% to 3.1Mt as compared to 3.4Mt in 1Q 2018 primarily due to operational issues in Ukraine.

Steel shipments in 2Q 2018 increased by 1.0% to 3.1Mt as compared to 3.0Mt in 1Q 2018, primarily due to higher steel shipments in Kazakhstan offset in part by lower Ukrainian steel shipments (negatively impacted by operational issues).

Sales in 2Q 2018 increased by 2.3% to $2.1 billion as compared to 1Q 2018 primarily due to higher average steel selling prices (+1.9%) and higher steel shipments (+1.0%).

2Q 2018 Earnings release 310718 Final

Operating income in 2Q 2018 was higher at $312 million as compared to $290 million in 1Q 2018 and $51 million in 2Q 2017. Operating performance in 2Q 2017 was impacted by impairment charges of $46 million in South Africa.

EBITDA in 2Q 2018 increased by 9.1% to $397 million as compared to $363 million in 1Q 2018, primarily due to positive price-cost impact. EBITDA in 2Q 2018 was significantly higher as compared to $174 million in 2Q 2017, primarily due to a positive price-cost effect offset in part by lower steel shipments (-6.1%).

Mining

(USDm) unless otherwise shown	2Q 18	1Q 18	2Q 17	1H 18	1H 17
Sales	1,065	1,024	1,015	2,089	2,045
Operating income	198	242	216	440	594
Depreciation	(107)	(107)	(103)	(214)	(205)
EBITDA	305	349	319	654	799

Own iron ore production (a) (Mt)	14.5	14.6	14.7	29.1	28.7
Iron ore shipped externally and internally at market price (b) (Mt)	10.0	9.1	9.5	19.1	18.1
Iron ore shipment - cost plus basis (Mt)	4.6	4.7	5.8	9.3	10.5
Own coal production(a) (Mt)	1.6	1.5	1.6	3.1	3.3
Coal shipped externally and internally at market price(b) (Mt)	0.7	0.4	0.8	1.1	1.6
Coal shipment - cost plus basis (Mt)	0.9	0.9	0.9	1.8	1.8

(a) Own iron ore and coal production not including strategic long-term contracts.

(b) Iron ore and coal shipments of market-priced based materials include the Company’s own mines and share of production at other mines, and exclude supplies under strategic long-term contracts.

Own iron ore production in 2Q 2018 decreased by 1.0% to 14.5Mt as compared to 14.6Mt in 1Q 2018, due to lower production in Ukraine offset in part by seasonally higher production at ArcelorMittal Mines Canada (AMMC6). Own iron ore production in 2Q 2018 decreased by 1.5% as compared to 2Q 2017 primarily due to lower AMMC and Ukrainian production offset in part by increased production in Liberia, which remains on track to produce 5Mt in 2018.

Market-priced iron ore shipments in 2Q 2018 increased by 9.3% to 10.0Mt as compared to 9.1Mt in 1Q 2018, primarily driven by higher shipments in AMMC and Ukraine. Market-priced iron ore shipments in 2Q 2018 increased by 5.4% as compared to 2Q 2017 driven by higher shipments in Liberia and Ukraine offset in part by lower AMMC and Brazilian shipments. Market-priced iron ore shipments are expected to grow 10% in 2018 compared to 2017.

Own coal production in 2Q 2018 increased by 4.3% to 1.6Mt as compared to 1Q 2018 primarily due to higher production at Kazakhstan, offset in part by lower Princeton (US) mines production. Own coal production in 2Q 2018 decreased by 1.8% as compared to 2Q 2017 primarily due to lower production at Kazakhstan following operational and geological issues.

Market-priced coal shipments in 2Q 2018 increased significantly to 0.7Mt as compared to 0.4Mt in 1Q 2018 with increases at both Princeton and Kazakhstan. Market-priced coal shipments in 2Q 2018 decreased by 20.7% as compared to 2Q 2017 primarily due to decreased shipments at Kazakhstan.

Operating income in 2Q 2018 decreased to $198 million as compared to $242 million in 1Q 2018 and $216 million in 2Q 2017.

EBITDA in 2Q 2018 decreased by 12.5% to $305 million as compared to $349 million in 1Q 2018, primarily due to lower seaborne iron ore reference prices (-11.3%) offset in part by higher market-priced iron ore shipments (+9.3%) and higher market-priced coal shipments. EBITDA in 2Q 2018 was lower as compared to $319 million in 2Q 2017, primarily due to lower market-priced coal shipments (-20.7%) offset in part by higher market-priced iron ore shipment volumes (+5.4%).

Liquidity and Capital Resources

For 2Q 2018, net cash provided by operating activities was $1,232 million as compared to $160 million in 1Q 2018 and $1,214 million in 2Q 2017. The higher net cash provided by operating activities during 2Q 2018 reflects higher earnings and includes working capital investment of $1,232 million (reflecting ongoing effect of higher steel shipments as well as the impact of higher selling prices and higher inventory prices), as compared to working capital investment of $1,869 million in 1Q 2018.

2Q 2018 Earnings release 310718 Final

Net cash used in investing activities during 2Q 2018 was $556 million as compared to $676 million during 1Q 2018 and $738 million in 2Q 2017. Capital expenditures decreased to $616 million in 2Q 2018 as compared to $752 million in 1Q 2018 and higher as compared to $566 million in 2Q 2017. FY 2018 capital expenditure is now expected to be $3.7 billion (from previous guidance of $3.8 billion). Cash provided by other investing activities in 2Q 2018 of $60 million primarily relates to release of restricted cash related to the Mandatory Convertible Bond due to contractual renegotiation. Cash provided by other investing activities in 1Q 2018 of $76 million primarily includes proceeds from the sale of Frydek Mistek in Czech Republic7. Investing activities in 2Q 2017 include $44 million cash consideration (net of cash acquired for $14 million) for the acquisition of a 55.5% stake in Bekaert Sumare (a tire cord manufacturer in Brazil) and $110 million deposited in a restricted cash account in ArcelorMittal South Africa in connection with various environmental obligations and true sale of receivable programs.

Net cash provided by financing activities in 2Q 2018 of $352 million primarily includes proceeds from a $1 billion short-term loan facility entered into on May 14, 2018 offset by repayment of a €400 million ($491 million) bond at maturity on April 9, 2018. Net cash used by financing activities in 1Q 2018 of $33 million includes proceeds from commercial paper issuances ($0.2 billion) offset by $0.2 billion cash used under the share buyback program. Net cash used in financing activities for 2Q 2017 primarily includes $851 million used for early redemption of the 9.85% Notes due June 1, 2019.

During 2Q 2018, the Company paid dividends of $101 million to ArcelorMittal shareholders. During 1Q 2018, the Company paid dividends of $50 million to minority shareholders in AMMC (Canada).

As of June 30, 2018, the Company’s cash and cash equivalents amounted to $3.1 billion as compared to $2.3 billion at March 31, 2018 and $2.8 billion at December 31, 2017.

Gross debt increased to $13.5 billion as of June 30, 2018, as compared to $13.4 billion at March 31, 2018 and $12.9 billion in December 31, 2017.

As of June 30, 2018, net debt decreased to $10.5 billion as compared with $11.1 billion at March 31, 2018 primarily due to higher net cash provided by operating activities less capex ($0.6 billion), positive foreign exchange impacts on Euro-denominated debt ($0.4 billion) offset in part by incremental debt of M&A ($0.2 billion) and dividends ($0.1 billion). Net debt as of December 31, 2017, was $10.1 billion.

As of June 30, 2018, the Company had liquidity of $8.6 billion, consisting of cash and cash equivalents of $3.1 billion and $5.5 billion of available credit lines8. The $5.5 billion credit facility contains a financial covenant to not to exceed 4.25x Net debt / EBITDA (as defined in the facility). As of June 30, 2018, the average debt maturity was 4.9 years.

Key recent developments

•	In February 2018, ArcelorMittal India Private Limited, a subsidiary of ArcelorMittal, submitted a competitive resolution plan for Essar Steel India Limited (ESIL). The resolution plan set out a detailed industrial plan for ESIL aimed at improving its performance and profitability, and ensuring it can participate in the anticipated growth of steel demand in India. The process has faced various legal challenges at the National Company Law Tribunal, and more recently at the National Company Law Appellate Tribunal (NCLAT). The NCLAT hearing concluded on July 18, 2018, and a ruling is expected in August 2018, which should provide further clarity on the ESIL insolvency process.

•	In late June 2018, the government-appointed trustees overseeing the insolvency liquidation of Ilva extended to September 15, 2018, the deadline for the fulfilment of all the conditions precedent to the completion of the contract with ArcelorMittal for the lease and subsequent purchase of Ilva’s assets. ArcelorMittal is committed to the rehabilitation of Ilva, in particular addressing its environmental, social and industrial challenges to reposition Ilva as one of Europe's premier steel facilities.

•	On July 13, 2018, Fitch Ratings announced it had upgraded ArcelorMittal’s Long-Term Issuer Default Rating (IDR) and senior unsecured ratings to 'BBB-' from 'BB+'. The Outlook on the Long-term IDR is stable. The Short-Term IDR and the CP programme have been upgraded to 'F3' from 'B'.

•	On June 22, 2018, Moody's Investors Service announced its upgrade and assigned a ‘Baa3’ Long Term Issuer Rating to ArcelorMittal, with a stable outlook.

•	On June 19, 2018, ArcelorMittal unveiled a new concept for the use of steel in construction, which will facilitate the next generation of high performance buildings and construction techniques and create a more sustainable life-cycle for buildings. Known as Steligence®, the concept revolves around the idea of buildings as holistic entities where all aspects of design are considered in an integrated way, as part of the whole. As such, it proposes the need for better dialogue between various specialist architectural and engineering disciplines, recognizing not only specialist expertise, but also the need for enhanced co-operation between experts. Steligence® further suggests that the use of best available technology in steelmaking, as well as modularization of steel

2Q 2018 Earnings release 310718 Final

components in buildings where possible, has the capacity to generate efficiency gains in the design, construction and configurability of buildings as compared to those using traditional construction methods.

•	During the second quarter of 2018, ArcelorMittal was recognized by three key automakers: Honda, General Motors and Ford Motor Company - for excellence in developing and providing steel products and solutions for their vehicle brands. Honda R&D Americas Inc. awarded ArcelorMittal with its Excellence in Innovation Award. General Motors awarded ArcelorMittal's AM/NS Calvert with its Supplier Quality Award and ArcelorMittal with its Supplier Diversity Award, while Ford announced that ArcelorMittal ranked #1 amongst its five main suppliers for the seventh consecutive year.

•	On June 11, 2018, ArcelorMittal began construction of new premises at its site in Gent, Belgium, to house a pioneering new installation which will convert carbon-containing gas from its blast furnaces into bioethanol. If proved successful, the new concept has the potential to revolutionise blast furnace carbon emissions capture and support the decarbonisation of the transport sector. The technology in the gas conversion process was pioneered by Chicago-based company, LanzaTech, with whom ArcelorMittal has entered into a long-term partnership. The technology licensed by LanzaTech uses microbes that feed on carbon monoxide to produce bioethanol. The bioethanol will be used as transport fuel or potentially in the production of plastics. This is the first installation of its kind on an industrial scale in Europe and once complete, annual production of bioethanol at Gent is expected to reach around 80 million litres, which will yield an annual CO2 saving equivalent to putting 100,000 electrical cars on the road. The new installation will create up to 500 construction jobs over the next two years and 20 to 30 new permanent direct jobs. Commissioning and first production is expected by mid-2020.

•	On May 16, 2018, the Extraordinary General Meeting (EGM) of shareholders of ArcelorMittal held in Luxembourg approved the resolution on the EGM agenda by a strong majority. The sole proposal was to change the currency of the share capital of the ArcelorMittal parent Company from Euro to US dollar.

Outlook and guidance

The following global apparent steel consumption (“ASC”) figures reflect the Company’s latest 2018 estimates. Market conditions remain favorable; the demand environment remains positive (as evidenced by the continued readings from the ArcelorMittal weighted PMI which signal expansion in demand) and together with the benefits of structural supply side reform is supporting healthy steel spreads.

Based on year-to-date growth and the current economic outlook, ArcelorMittal expects global ASC to grow further in 2018 by between +2.0% to +3.0% (up from previous expectation of +1.5% to +2.5% growth). By region: ASC in US is expected to grow +2.0% to +3.0% in 2018 (up from previous expectation of +1.5% to +2.5%, driven by demand in machinery and construction). In Europe, the strength in machinery and construction end markets is now expected to support ASC growth of between +2.0% to +3.0% in 2018 (up from previous expectation of +1.0% to +2.0% growth). In Brazil, our 2018 ASC forecasts have been slightly moderated to growth in a range of +5.5% to +6.5% (from previous expectation of +6.5% to +7.5%) to reflect the impacts of the nationwide truck strike and more cautious sentiment ahead of the elections. In the CIS, ASC is still expected to grow +2.0% to +3.0% in 2018 reflecting strong consumption, particularly a rebound in auto sales and production in Russia. Overall, World ex-China ASC is still expected to grow by approximately +3.0% to +4.0% in 2018. In China, overall demand is expected to now grow by between +1.0% to +2.0% in 2018 (up from previous expectation -0.5% to +0.5%), as real estate demand continues to surprise on the upside and ongoing robust machinery and automotive demand, offset in part by a slowdown in infrastructure.

The Company now expects that cash needs of the business (excluding working capital investment) will total approximately $5.8 billion in 2018 (from the $5.6 billion previous estimate). The main changes to this guidance are as follows: Capex is now expected to total $3.7 billion (from $3.8 billion previously) largely reflecting the delayed completion of the Ilva acquisition; net interest is expected to be $0.6 billion (no change from previous guidance) reflecting the benefits of liability management exercises completed in 2017; other cash needs are now expected to total $1.5 billion (an increase from the previous guidance of $1.2 billion) due to expected higher cash taxes (excluding an exceptional item of $0.2 billion relating to a one-time litigation expense).

Working capital requirements for 2018 are expected to be driven by market conditions (in particular by how prices evolve over the rest of the year).

Deleveraging remains the Group’s priority and in the absence of further working capital investment the progress towards $6 billion net debt target is expected to accelerate. The Company will continue to invest in opportunities that will enhance future returns. By investing in these opportunities with focus and discipline, the cash flow generation potential of the Company is expected to increase. The Company resumed dividend to shareholders in May 2018 and bought-back $0.2 billion of shares in March 2018. The Company is committed to increase shareholder returns once the Group’s net debt target is achieved.

2Q 2018 Earnings release 310718 Final

ArcelorMittal Condensed Consolidated Statement of Financial Position1

	Jun 30,	Mar 31,	Dec 31,
In millions of U.S. dollars	2018	2018	2017
ASSETS
Cash and cash equivalents	3,100	2,260	2,786
Trade accounts receivable and other	4,839	5,012	3,863
Inventories	17,745	18,952	17,986
Prepaid expenses and other current assets	2,802	2,653	1,931
Assets held for sale[9]	2,943	224	179
Total Current Assets	31,429	29,101	26,745

Goodwill and intangible assets	5,451	5,759	5,737
Property, plant and equipment	34,290	37,031	36,971
Investments in associates and joint ventures	4,711	5,231	5,084
Deferred tax assets	7,496	7,170	7,055
Other assets	3,587	3,671	3,705
Total Assets	86,964	87,963	85,297

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term debt and current portion of long-term debt	4,556	4,084	2,785
Trade accounts payable and other	12,418	13,494	13,428
Accrued expenses and other current liabilities	4,893	5,389	5,147
Liabilities held for sale[9]	846	42	50
Total Current Liabilities	22,713	23,009	21,410

Long-term debt, net of current portion	8,963	9,309	10,143
Deferred tax liabilities	2,506	2,605	2,684
Other long-term liabilities	10,447	10,349	10,205
Total Liabilities	44,629	45,272	44,442

Equity attributable to the equity holders of the parent	40,320	40,608	38,789
Non-controlling interests	2,015	2,083	2,066
Total Equity	42,335	42,691	40,855
Total Liabilities and Shareholders’ Equity	86,964	87,963	85,297

2Q 2018 Earnings release 310718 Final

ArcelorMittal Condensed Consolidated Statement of Operations1

	Three months ended			Six months ended
In millions of U.S. dollars unless otherwise shown	Jun 30, 2018	Mar 31, 2018	Jun 30, 2017	Jun 30, 2018	Jun 30, 2017
Sales	19,998	19,186	17,244	39,184	33,330
Depreciation (B)	(712)	(711)	(676)	(1,423)	(1,331)
Impairment (B)	-	(86)	(46)	(86)	(46)
Exceptional charges (B)	-	(146)	-	(146)	-
Operating income (A)	2,361	1,569	1,390	3,930	2,966
Operating margin %	11.8%	8.2%	8.1%	10.0%	8.9%

Income from associates, joint ventures and other investments	30	212	120	242	206
Net interest expense	(159)	(164)	(207)	(323)	(430)
Foreign exchange and other net financing (loss)/gain	(390)	(174)	210	(564)	77
Income before taxes and non-controlling interests	1,842	1,443	1,513	3,285	2,819
Current tax expense	(240)	(284)	(126)	(524)	(333)
Deferred tax benefit / (expense)	259	81	(71)	340	(147)
Income tax benefit / (expense)	19	(203)	(197)	(184)	(480)
Income including non-controlling interests	1,861	1,240	1,316	3,101	2,339
Non-controlling interests loss/(income)	4	(48)	6	(44)	(15)
Net income attributable to equity holders of the parent	1,865	1,192	1,322	3,057	2,324

Basic earnings per common share ($)[2]	1.84	1.17	1.30	3.01	2.28
Diluted earnings per common share ($)[2]	1.83	1.17	1.29	2.99	2.27

Weighted average common shares outstanding (in millions)[2]	1,013	1,019	1,020	1,016	1,020
Diluted weighted average common shares outstanding (in millions)[2]	1,018	1,023	1,023	1,021	1,023

OTHER INFORMATION
EBITDA (C = A-B)	3,073	2,512	2,112	5,585	4,343
EBITDA Margin %	15.4%	13.1%	12.2%	14.3%	13.0%

Own iron ore production (Mt)	14.5	14.6	14.7	29.1	28.7
Crude steel production (Mt)	23.2	23.3	23.2	46.5	46.8
Steel shipments (Mt)	21.8	21.3	21.5	43.1	42.5

2Q 2018 Earnings release 310718 Final

ArcelorMittal Condensed Consolidated Statement of Cash flows1

	Three months ended			Six months ended
In millions of U.S. dollars	Jun 30, 2018	Mar 31, 2018	Jun 30, 2017	Jun 30, 2018	Jun 30, 2017
Operating activities:
Income attributable to equity holders of the parent	1,865	1,192	1,322	3,057	2,324
Adjustments to reconcile net income to net cash (used in) / provided by operations:
Non-controlling interest’s (loss) / income	(4)	48	(6)	44	15
Depreciation and impairment	712	797	722	1,509	1,377
Exceptional charges	-	146	-	146	-
Income from associates, joint ventures and other investments	(30)	(212)	(120)	(242)	(206)
Deferred tax (benefit)/ expense	(259)	(81)	71	(340)	147
Change in working capital	(1,232)	(1,869)	(548)	(3,101)	(2,729)
Other operating activities (net)	180	139	(227)	319	(13)
Net cash provided by / (used in) operating activities (A)	1,232	160	1,214	1,392	915
Investing activities:
Purchase of property, plant and equipment and intangibles (B)	(616)	(752)	(566)	(1,368)	(1,146)
Other investing activities (net)	60	76	(172)	136	(190)
Net cash used in investing activities	(556)	(676)	(738)	(1,232)	(1,336)
Financing activities:
Net proceeds / (payments) relating to payable to banks and long-term debt	474	263	(726)	737	17
Dividends paid	(101)	(50)	-	(151)	(40)
Share buyback	-	(226)	-	(226)	-
Other financing activities (net)	(21)	(20)	(18)	(41)	(55)
Net cash provided by / (used in) financing activities	352	(33)	(744)	319	(78)
Net increase/ (decrease) in cash and cash equivalents	1,028	(549)	(268)	479	(499)
Cash and cash equivalents transferred (to)/from assets held for sale	(23)	-	-	(23)	13
Effect of exchange rate changes on cash	(104)	17	30	(87)	33
Change in cash and cash equivalents	901	(532)	(238)	369	(453)

Free cash flow (C=A+B)	616	(592)	648	24	(231)

2Q 2018 Earnings release 310718 Final

Appendix 1: Product shipments by region

(000'kt)	2Q 18	1Q 18	2Q 17	1H 18	1H 17
Flat	5,011	4,811	4,748	9,822	9,692
Long	969	921	845	1,890	1,674
NAFTA	5,803	5,559	5,419	11,362	11,029
Flat	1,494	1,400	1,682	2,894	3,046
Long	1,345	1,095	945	2,440	1,811
Brazil	2,831	2,483	2,622	5,314	4,848
Flat	7,553	7,704	7,482	15,257	14,859
Long	2,942	2,961	2,913	5,903	5,719
Europe	10,516	10,697	10,466	21,213	20,674
CIS	1,861	1,866	2,212	3,727	4,331
Africa	1,199	1,167	1,045	2,366	2,147
ACIS	3,057	3,029	3,257	6,086	6,478

Note: “Others and eliminations” are not presented in the table

Appendix 2a: Capital expenditures

(USDm)	2Q 18	1Q 18	2Q 17	1H 18	1H 17
NAFTA	110	160	90	270	187
Brazil	36	47	55	83	112
Europe	226	313	248	539	500
ACIS	117	117	75	234	148
Mining	119	107	94	226	184
Total	616	752	566	1,368	1,146

Note: “Others and eliminations” are not presented in the table

Appendix 2b: Capital expenditure projects

The following tables summarize the Company’s principal growth and optimization projects involving significant capital expenditures.

Completed projects in most recent quarter

Segment	Site / unit	Project	Capacity / details	Actual completion
Europe	ArcelorMittal Differdange (Luxembourg)	Modernisation of finishing of “Grey rolling mill"	Revamp finishing to achieve full capacity of Grey mill at 850kt/y	2Q 2018
Europe	Gent & Liège (Europe Flat Automotive UHSS Program)	Gent: Upgrade HSM and new furnace Liège: Annealing line transformation	Increase ~400kt in Ultra High Strength Steel capabilities	2Q 2018

Ongoing projects

Segment	Site / unit	Project	Capacity / details	Forecast completion
NAFTA	Indiana Harbor (US)	Indiana Harbor “footprint optimization project”	Restoration of 80” HSM and upgrades at Indiana Harbor finishing	2018(a)
ACIS	ArcelorMittal Kryvyi Rih (Ukraine)	New LF&CC 2&3	Facilities upgrade to switch from ingot to continuous caster route. Additional billets of 290kt over ingot route through yield increase	2019

2Q 2018 Earnings release 310718 Final

Europe	Sosnowiec (Poland)	Modernization of Wire Rod Mill	Upgrade rolling technology improving the mix of HAV products and increase volume by 90kt	2019
NAFTA	Mexico	Build new HSM	Production capacity of 2.5Mt/year	2020(b)
NAFTA	ArcelorMittal Dofasco (Canada)	Hot Strip Mill Modernization	Replace existing three end of life coilers with two states of the art coilers and new runout tables.	2020(c)
NAFTA	Burns Harbor (US)	New Walking Beam Furnaces	Two new walking beam reheat furnaces bringing benefits on productivity, quality and operational cost	2021
Brazil	ArcelorMittal Vega Do Sul	Expansion project	Increase hot dipped / cold rolled coil capacity and construction of a new 700kt continuous annealing line (CAL) and continuous galvanising line (CGL) combiline	2021(d)
Brazil	Juiz de Fora	Melt shop expansion	Increase in meltshop capacity by 0.2Mt/year	On hold(e)
Brazil	Monlevade	Sinter plant, blast furnace and melt shop	Increase in liquid steel capacity by 1.2Mt/year; Sinter feed capacity of 2.3Mt/year	On hold
Mining	Liberia	Phase 2 expansion project	Increase production capacity to 15Mt/year	Under review(f)

a)	In support of the Company’s Action 2020 program that was launched at its fourth quarter and full-year 2015 earnings announcement, the footprint optimization project at ArcelorMittal Indiana Harbor is now complete, which has resulted in structural changes required to improve asset and cost optimization. The plan involved idling redundant operations including the #1 aluminize line, 84” hot strip mill (HSM), and #5 continuous galvanizing line (CGL) and No.2 steel shop (idled in 2Q 2017) whilst making further planned investments totalling ~$200 million including a new caster at No.3 steel shop (completed in 4Q 2016), restoration of the 80” hot strip mill and Indiana Harbor finishing are ongoing. The full project scope is expected to be completed in 2018.

b)	On September 28, 2017, ArcelorMittal announced a major US$1 billion, three-year investment programme at its Mexican operations, which is focussed on building ArcelorMittal Mexico’s downstream capabilities, sustaining the competitiveness of its mining operations and modernising its existing asset base. The programme is designed to enable ArcelorMittal Mexico to meet the anticipated increased demand requirements from domestic customers, realise in full ArcelorMittal Mexico’s production capacity of 5.3 million tonnes and significantly enhance the proportion of higher added-value products in its product mix, in-line with the Company’s Action 2020 plan. The main investment will be the construction of a new hot strip mill. Construction will take approximately three years and, upon completion, will enable ArcelorMittal Mexico to produce c. 2.5 million tonnes of flat rolled steel, long steel c. 1.8 million tonnes and the remainder made up of semi-finished slabs. Coils from the new hot strip mill will be supplied to domestic, non-auto, general industry customers. The project commenced late 4Q 2017 and is expected to be completed in the second quarter of 2020. The Company expects capital expenditures of approximately $350 million with respect to this programme in 2018.

c)	Investment in ArcelorMittal Dofasco (Canada) to modernise the hot strip mill. The project is to install two new state of the art coilers and runout tables to replace three end of life coilers. The strip cooling system will be upgraded and include innovative power cooling technology to improve product capability. The project is expected to be completed in 2020.

d)	In August 2018, ArcelorMittal announced the resumption of the Vega Do Sul expansion to provide an additional 700kt of cold-rolled annealed and galvanised capacity to serve the growing domestic market. The three-year investment programme to increase rolling capacity with construction of a new CAL and CGL combiline (and the option to add a ca. 100kt organic coating line to serve construction and appliance segments), and upon completion, will strengthen ArcelorMittal’s position in the fast growing automotive and industry markets through Advanced High Strength Steel products. The investments will look to facilitate a wide range of products and applications whilst further optimizing current ArcelorMittal Vega facilities to maximize site capacity and its competitiveness, considering comprehensive digital and automation technology.

e)	Although the Monlevade wire rod expansion project and Juiz de Fora rebar expansion were completed in 2015, the Juiz de Fora melt shop project is currently on hold and is expected to be completed upon Brazil domestic market recovery.

2Q 2018 Earnings release 310718 Final

f)	ArcelorMittal Liberia has moved ore extraction from its depleting DSO (direct shipping ore) deposit at Tokadeh to the nearby, lower impurity DSO Gangra deposit with planned production of 5Mt in 2018. The Gangra mine, haul road and related existing plant and equipment upgrades have now been completed. Following a period of exploration cessation caused by the onset of Ebola, ArcelorMittal Liberia recommenced drilling for DSO resource extensions in late 2015. During 2016, the operation at Tokadeh was right-sized to focus on its “natural” Atlantic markets. The originally planned phase 2 project of 15Mtpa of concentrate sinter fine ore product was delayed in August 2014 due to the declaration of force majeure by contractors following the Ebola virus outbreak, and then reassessed following rapid iron ore price declines over the ensuing period since.

Now that mining at the Gangra deposit has commenced, ArcelorMittal Liberia has launched a feasibility study to identify the optimal concentration solution in a phased approach for utilising the significant lower grade resources at Tokadeh. The results of the feasibility study are expected at the end of 2018.

ArcelorMittal remains committed to Liberia where it operates a full value chain of mine, rail and port and where it has been operating the mine on a DSO basis since 2011. The Company believes that ArcelorMittal Liberia presents a strong, competitive source of product ore for the international market based on continuing DSO mining and subsequent shift to a high grade, long-term sinter feed concentration phase.

Appendix 3: Debt repayment schedule as of June 30, 2018

(USD billion)	2018	2019	2020	2021	2022	≥2023	Total
Bonds	-	0.9	1.9	1.3	1.5	2.8	8.4
Commercial paper	1.3	0.1	-	-	-	-	1.4
Other loans	2.0	0.4	0.2	0.4	0.2	0.5	3.7
Total gross debt	3.3	1.4	2.1	1.7	1.7	3.3	13.5

Appendix 4: Reconciliation of gross debt to net debt

(USD million)	Jun 30, 2018	Mar 31, 2018	Dec 31, 2017
Gross debt	13,519	13,393	12,928
Gross debt held as part of the liabilities held for sale	82	-	-
Gross debt (including those held as part of the liabilities held for sale)	13,601	13,393	12,928
Less:
Cash and cash equivalents	(3,100)	(2,260)	(2,786)
Cash and cash equivalents held as part of the assets held for sale	(23)	-	-
Net debt (including those held as part of the assets and the liabilities held for sale)	10,478	11,133	10,142

Appendix 5: Terms and definitions

Unless indicated otherwise, or the context otherwise requires, references in this earnings release report to the following terms have the meanings set out next to them below:

Apparent steel consumption: calculated as the sum of production plus imports minus exports.

Average steel selling prices: calculated as steel sales divided by steel shipments.

Cash and cash equivalents: represents cash and cash equivalents, restricted cash and short-term investments.

Capex: represents the purchase of property, plant and equipment and intangibles.

Crude steel production: Steel in the first solid state after melting, suitable for further processing or for sale.

EBITDA: operating income plus depreciation, impairment expenses and exceptional income/ (charges).

EBITDA/tonne: calculated as EBITDA divided by total steel shipments.

Exceptional income / (charges): relate to transactions that are significant, infrequent or unusual and are not representative of the normal course of business of the period.

Foreign exchange and other net financing (loss) / gain: include foreign currency exchange impact, bank fees, interest on pensions, impairments of financial instruments, revaluation of derivative instruments and other charges that cannot be directly linked to operating results.

Free cash flow (FCF): Refers to net cash provided by (used in) operating activities less capex.

Gross debt: long-term debt, plus short-term debt.

Liquidity: Cash and cash equivalents plus available credit lines excluding back-up lines for the commercial paper program.

LTIF: lost time injury frequency rate equals lost time injuries per 1,000,000 worked hours, based on own personnel and contractors.

MT: Refers to million metric tonnes

Market-priced tonnes: represent amounts of iron ore and coal from ArcelorMittal mines that could be sold to third parties on the open market. Market-priced tonnes that are not sold to third parties are transferred from the Mining segment to the Company’s steel producing segments and reported at the

2Q 2018 Earnings release 310718 Final

prevailing market price. Shipments of raw materials that do not constitute market-priced tonnes are transferred internally and reported on a cost-plus basis.

Mining segment sales: i) “External sales”: mined product sold to third parties at market price; ii) “Market-priced tonnes”: internal sales of mined product to ArcelorMittal facilities and reported at prevailing market prices; iii) “Cost-plus tonnes” - internal sales of mined product to ArcelorMittal facilities on a cost-plus basis. The determinant of whether internal sales are reported at market price or cost-plus is whether the raw material could practically be sold to third parties (i.e. there is a potential market for the product and logistics exist to access that market).

Net debt: long-term debt, plus short-term debt less cash and cash equivalents (including those held as part of assets and liabilities held for sale).

Net debt/EBITDA: Refers to Net debt divided by last twelve months EBITDA calculation.

Net interest expense: includes interest expense less interest income

On-going projects: Refer to projects for which construction has begun (excluding various projects that are under development), even if such projects have been placed on hold pending improved operating conditions.

Operating results: Refers to operating income/(loss).

Operating segments: The NAFTA segment includes the Flat, Long and Tubular operations of USA, Canada and Mexico. The Brazil segment includes the Flat, Long and Tubular operations of Brazil and its neighboring countries including Argentina, Costa Rica and Venezuela. The Europe segment comprises the Flat, Long and Tubular operations of the European business, as well as Downstream Solutions. The ACIS segment includes the Flat, Long and Tubular operations of Kazakhstan, Ukraine and South Africa. Mining segment includes iron ore and coal operations.

Own iron ore production: Includes total of all finished production of fines, concentrate, pellets and lumps and includes share of production (excludes strategic long-term contracts).

PMI: Refers to purchasing managers index (based on ArcelorMittal estimates)

Seaborne iron ore reference prices: refers to iron ore prices for 62% Fe CFR China

Shipments: information at segment and group level eliminates intra–segment shipments (which are primarily between Flat/Long plants and Tubular plants) and inter-segment shipments respectively. Shipments of Downstream Solutions are excluded.

Steel-only EBITDA: calculated as Group EBITDA less Mining segment EBITDA.

Steel-only EBITDA/tonne: calculated as steel-only EBITDA divided by total steel shipments.

Working capital: trade accounts receivable plus inventories less trade and other accounts payable.

YoY: Refers to year-on-year.

2Q 2018 Earnings release 310718 Final

1 The financial information in this press release has been prepared consistently with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and as adopted by the European Union. The interim financial information included in this announcement has been also prepared in accordance with IFRS applicable to interim periods, however this announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standard 34, “Interim Financial Reporting”. The numbers in this press release have not been audited. The financial information and certain other information presented in a number of tables in this press release have been rounded to the nearest whole number or the nearest decimal. Therefore, the sum of the numbers in a column may not conform exactly to the total figure given for that column. In addition, certain percentages presented in the tables in this press release reflect calculations based upon the underlying information prior to rounding and, accordingly, may not conform exactly to the percentages that would be derived if the relevant calculations were based upon the rounded numbers. This press release also includes certain non-GAAP financial measures. ArcelorMittal presents EBITDA, and EBITDA/tonne, which are non-GAAP financial measures and defined in the Condensed Consolidated Statement of Operations, as additional measurements to enhance the understanding of operating performance. ArcelorMittal believes such indicators are relevant to describe trends relating to cash generating activity and provides management and investors with additional information for comparison of the Company’s operating results to the operating results of other companies. ArcelorMittal also presents net debt as an additional measurement to enhance the understanding of its financial position, changes to its capital structure and its credit assessment. ArcelorMittal also presents free cash flow, which is a non-GAAP financial measure defined in the Condensed Consolidated Statement of Cash flows, because it believes it is a useful supplemental measure for evaluating the strength of its cash generating capacity. Non-GAAP financial measures should be read in conjunction with, and not as an alternative for, ArcelorMittal's financial information prepared in accordance with IFRS. Such non-GAAP measures may not be comparable to similarly titled measures applied by other companies.

2 At the Extraordinary General Meeting held on May 10, 2017, the shareholders approved a share consolidation based on a ratio 1:3, whereby every three shares were consolidated into one share (with a change in the number of shares outstanding and the accounting par value per share). The figures presented for the basic and diluted earnings per share reflect this change for 2Q 2017 and 1H 2017.

3 On April 20, 2018, following the approval by the Brazilian antitrust authority – CADE of the combination of ArcelorMittal Brasil’s and Votorantim’s long steel businesses in Brazil subject to the fulfilment of divestment commitments, ArcelorMittal Brasil agreed to dispose of its two production sites of Cariacica and Itaúna, as well as some wire drawing equipment of ArcelorMittal Brasil and ArcelorMittal Sul-Fluminense. The sale was completed early May 2018 to the Mexican Group Simec S.A.B. de CV. A second package of some wire drawing equipment of ArcelorMittal Brasil and ArcelorMittal Sul-Fluminense were sold to the company Aço Verde do Brasil as part of CADE's conditional approval.

4 In July 2018, as a result of a settlement process, the Company and the German Federal Cartel Office agreed to a €118 million ($146 million) fine to be paid by ArcelorMittal Commercial Long Deutschland GmbH ending an investigation that began in the first half of 2016 into antitrust violations as concerns the ArcelorMittal entities.

5 Following the May 16, 2018 approval of the Extraordinary General Meeting to convert the share capital of the ArcelorMittal parent company from Euro to US dollar, the Euro denominated tax losses and the related deferred tax asset (DTA) held by the ArcelorMittal parent company were translated into US dollars. The Company designated its euro denominated debt as a hedge of certain euro denominated net investments in foreign operations. Following this change, periodic revaluations of such external euro-denominated debt are recorded in other comprehensive income rather than the statement of operations. The conversion of the euro denominated DTA was effective as of January 1, 2018, whilst the impacts on euro denominated debt has been applied prospectively from April 1, 2018. As a result, the Company’s statement of operations no longer has foreign exchange exposure to euro denominated debt and DTA.

6 ArcelorMittal Mines Canada, otherwise known as ArcelorMittal Mines and Infrastructure Canada.

7 In December 2017, ArcelorMittal committed to a plan to sell its 100% owned subsidiary Go Steel Frýdek Místek ("Frýdek Mistek"). At December 31, 2017, the carrying amount of assets and liabilities subject to the transaction were classified as held for sale. The sale was completed in 1Q 2018.

8 On December 21, 2016, ArcelorMittal signed an agreement for a $5.5 billion revolving credit facility (the "Facility"). The agreement incorporates a first tranche of $2.3 billion maturing on December 21, 2019, and a second tranche of $3.2 billion maturing on December 21, 2021. The Facility may be used for general corporate purposes. As of June 30, 2018, the $5.5 billion revolving credit facility was fully available.

9 Assets and liabilities held for sale, as of June 30, 2018, include the Ilva remedy package assets (as previously disclosed in the 1Q 2018 earnings release), Macsteel investment (South Africa) and carrying value of the USA long product facilities at Steelton (“Steelton”). Assets and liabilities held for sale, as of March 31, 2018, include the carrying value of Steelton and Cariacica and Itauna industrial plants in Brazil (sold in May 2018 as remedy package for Votorantim acquisition). Assets and liabilities held for sale, as of December 31, 2017, include the carrying value of Steelton and Frydek Mistek assets in Czech Republic (which was sold in 1Q 2018).

2Q 2018 Earnings release 310718 Final

Second quarter 2018 earnings analyst conference call

ArcelorMittal management (including CEO and CFO) will host a conference call for members of the investment community to discuss the second quarter period ended June 30, 2018 on: Wednesday August 1, 2018 at 9.30am US Eastern time; 2.30pm London time and 3.30pm CET.

The dial in numbers are:
Location	Toll free dial in numbers	Local dial in numbers	Participant
UK local:	0800 0515 931	+44 (0)203 364 5807	72687242#
US local:	1 86 6719 2729	+1 24 0645 0345	72687242#
US (New York):	1 86 6719 2729	+ 1 646 663 7901	72687242#
France:	0800 914780	+33 1 7071 2916	72687242#
Germany:	0800 965 6288	+49 692 7134 0801	72687242#
Spain:	90 099 4930	+34 911 143436	72687242#
Luxembourg:	800 26908	+352 27 86 05 07	72687242#
A replay of the conference call will be available for one week by dialing: +49 (0) 1805 2047 088; Access code 521733#

Forward-Looking Statements

This document may contain forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe”, “expect”, “anticipate”, “target” or similar expressions. Although ArcelorMittal’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission (the “SEC”) made or to be made by ArcelorMittal, including ArcelorMittal’s latest Annual Report on Form 20-F on file with the SEC. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

2Q 2018 Earnings release 310718 Final